FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     T    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____   No    T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on the date of board meeting of China Netcom Group Corporation Hong Kong) Limited (the “Registrant”), made by the Registrant in English on March 10, 2008.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
[Missing Graphic Reference]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

DATE OF BOARD MEETING

The Board of Directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) announces that a meeting of the Board will be held on Tuesday, 25 March 2008 at the registered office of the Company, for the purpose of, among other things, approving the announcement of the annual results of the Company and its subsidiaries for the financial year ended 31 December 2007 and considering the recommendation on the payment of a final dividend.

By Order of the Board
CHINA NETCOM GROUP CORPORATION
(HONG KONG) LIMITED
Li Fushen Mok Kam Wan
Joint Company Secretaries

Hong Kong, 10 March 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By  /s/ Li Fushen

By  /s/ Mok Kam Wan

Name:              Li Fushen and Mok Kam Wan

Title:                 Joint Company Secretaries

Date: March 10, 2008